

Board of Directors of Lifeway Foods, Inc.
6431 West Oakton St.
Morton Grove, IL 60053
United States of America

December 30, 2024

To the Board of Directors of Lifeway Foods, Inc.:

We write to you pursuant to Section 7.03 of our existing Shareholder Agreement in order to give notice of breaches of that agreement by Lifeway and its CEO, Julie Smolyansky. On December 23, 2024, Ms. Smolyansky disclosed that the Lifeway board (which she chairs) granted her nearly 300,000 new shares of Lifeway stock. In her securities law filing, Ms. Smolyansky acknowledged that this issuance required Danone's consent under the Shareholder Agreement, and she further admitted that such consent was not granted. Under Section 4.05 of the Shareholder Agreement, this issuance is therefore "null, void and of no force and effect," and Danone will take all necessary steps to enforce its rights under the Shareholder Agreement and Illinois fiduciary law.

Lifeway and Ms. Smolyansky entered into the Shareholder Agreement over 25 years ago. As part of that deal, Danone bargained for and secured, among other rights, certain anti-dilution and consent rights to protect the value of its strategic and financial investment. For the past quarter-century, Lifeway and Ms. Smolyansky abided by the terms of that bargain, operating in accordance with the Shareholder Agreement and formally extending and reaffirming the contract eight times. In September 2024, Danone sent a letter to Ms. Smolyansky proposing to acquire all of the shares of Lifeway it did not own for $25 per share—a 59% premium over the stock's then-three-month volume weighted average price. Ms. Smolyansky and Lifeway's directors rejected that offer on November 5 and implemented defenses to protect and entrench their employment and board positions. Three days later, on November 8, Lifeway's counsel sent a letter to Danone's counsel raising, for the first time in 25 years, the contention that the Shareholders Agreement was invalid and had been all along as a matter of Illinois law. Danone rejected that made-up claim as spurious on November 15. That same day, Danone also raised its offer for Lifeway to $27 per share—a 72% premium over the stock's then-three-month volume weighted average price. Lifeway's board rejected that improved offer, though it nevertheless belatedly acknowledged that it could not continue to stave off value-maximizing proposals and conceded that it would be willing to consider a sale of the company. To date, Danone has seen no convincing evidence that this is the case.

The board has now taken further action to destroy shareholder value and ignore Danone's long-established contractual rights. On December 23, Ms. Smolyansky disclosed that Lifeway's board allowed her to grant herself some 283,337 new shares of Lifeway common stock—stock she readily admits cannot be granted without Danone's consent, consent that was not granted. Having seen the heightened potentiality of a sale of the company, the board has seemingly green-lit a value-destroying gifting program for the CEO in blatant violation of the Shareholder Agreement. Indeed, Ms. Smolyansky's filing revealing this brazen contractual breach was made just moments after the company disclosed that the board had also amended her employment agreement to lavish Ms. Smolyansky with an outsized severance and other benefits that will further dilute the public shareholders in any change-of-control transaction. This is not the first occurrence of the board allowing Ms. Smolyansky's personal interests to trump those of the company and its other shareholders: Lifeway has already wasted millions of dollars of the shareholders' money to support Ms. Smolyansky in her years-long litigation against her family; to pay Ms. Smolyansky total all-in compensation so outsized that it



represented 45% of Lifeway's total reported net income in 2023[1] and, per ISS, is 2.75 times the median of peers; and to pay Ms. Smolyansky's husband a six-figure salary to serve as her chief of staff. Having ignored a 25-year-old contract for Ms. Smolyansky's personal benefit, further litigation to the detriment of the other shareholders is forthcoming.

In that litigation, Danone will seek to hold Ms. Smolyansky and all of Lifeway's directors personally liable for their breaches of fiduciary duty. The Shareholder Agreement was valid when the parties signed it in 1999 and it remains valid today. The company's post-hoc, fabricated arguments to invalidate a contract by which all parties have abided for over 25 years are baseless—as our counsel laid out in our November 15 letter. Lifeway has nevertheless contented itself to let Ms. Smolyansky engage in self-dealing waste and value destruction. Directors' putting the interests of an executive over those of the public stockholders is a clear and unexculpated breach of the fiduciary duty of loyalty owed to Lifeway's stockholders.

Danone hereby demands that Lifeway's board and Ms. Smolyansky immediately rescind the improper issuance of stock and commit to abide by the Shareholder Agreement. Danone reserves all rights and waives none.

Yours sincerely,

/s/ Shane Grant

Shane Grant

Danone Deputy CEO
President & CEO of Danone North America PBC
CEO Americas and EVP Dairy, Plant-Based and Global Sales

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[1] Calculated by dividing $5,119,250 (the Compensation Actually Paid to Ms. Smolyansky in 2023) by $11,367,000 (Lifeway's 2023 Net Income), as reported on Lifeway's Schedule 14A filed with the Securities and Exchange Commission on April 29, 2024.